Exhibit 99.1

Bona Reports First Quarter 2014 Financial Results

BEIJING — May 29, 2014 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced unaudited financial results for the first quarter ended March 31, 2014.

“We had a good start to 2014 with our strong financial results achieved in the first quarter, which continued to validate the strengths of our vertically integrated business model. During the first quarter, we achieved robust top and bottom-line growth with non-GAAP net income above the top-end of our guidance range by 33%. Our first quarter revenue was again fueled by steady growth in our distribution and movie theater business segments, with our Chinese New Year blockbuster The Man from Macau achieving over RMB520 million box office, making us well positioned to achieve another box office record in 2014,” said Bona’s founder, Chairman and CEO Mr. Yu Dong. “The growth of the Chinese film market in 2014 to-date continues to be exceptionally strong, with box office and movie attendance both growing at around 30% year-over-year in the first quarter. With the film investment fund in place and a good number of exciting projects in our pipeline, we aim to advance key strategic initiatives in all of our business segments in 2014.”

First Quarter 2014 Financial Summary

•                  First quarter 2014 net revenues were US$56.6 million, an increase of 30.7% compared with US$43.3 million in the first quarter of 2013.

•                  First quarter 2014 gross profit was US$23.1 million, an increase of 56.2% compared with US$14.8 million in the first quarter of 2013.

•                  First quarter 2014 gross margin was 40.8%, compared with 34.1% in the first quarter of 2013.

•                  First quarter 2014 net income attributable to Bona Film Group Limited was US$1.4 million, or US$0.02 per basic and diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$0.5 million, or US$0.01 per basic and diluted ADS, in the first quarter of 2013.

•                  First quarter 2014 non-GAAP net income2 was US$2.0 million, compared with non-GAAP net income of US$1.2 million in the first quarter of 2013.

•                  First quarter 2014 adjusted EBITDA, non-GAAP2, was US$4.2 million, compared with adjusted EBITDA, non-GAAP of US$3.1 million in the first quarter of 2013.

•                  Cash and cash equivalents and restricted cash totaled US$90.1 million as of March 31, 2014.

•                  Cash used in operating activities totaled US$23.0 million in the first quarter of 2014, compared with cash generated from operating activities of US$2.5 million in the first quarter of 2013.

First Quarter 2014 Business Updates and Recent Highlights

•      Distributed three new films theatrically in the first quarter — Horseplay, The Man from Macau, and The Mortal Instruments: City of Bones.

•                  Released comedy Horseplay, directed by Lee Chi Ngai and starring Kelly Chen and Tony Leung, on March 21, 2014.

•                  Released action comedy The Man from Macau, directed by Wong Jing and starring well-known actors Chow Yun-fat and Nicholas Tse, on January 31, 2014. The film is a nostalgic yet completely new interpretation of the popular God of Gamblers series from the early 1990’s, and has generated over RMB520 million of domestic box office, making it the third highest grossing Chinese film to-date in 2014.

•                  Released Hollywood import The Mortal Instruments: City of Bones, on January 3, 2014.

1  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Films scheduled for the second quarter include:

•                  Small-budget romance To Love Somebody, released on May 16, 2014. Directed by Francis Sung, the film stars an up-and-coming mainland Chinese cast including Tong Yao, Tong Lei and Lan Ching Lung.

•                  Overheard 3, the latest installment in Bona’s popular Overheard franchise and released on May 29, 2014. The film is co-directed by Alan Mak and Felix Chong, and features three of Hong Kong’s most popular film stars - Sean Lau, Louis Koo and Daniel Wu, as well as internationally renowned mainland Chinese actress Zhou Xun. Inspired by true stories, Overheard 3 reveals the dark side of the real estate market in Hong Kong and has drawn significant public and media attention.

•      Signed contracts to invest in and/or distribute two high-profile projects, Duckweed and Bride Wars:

•                  Duckweed represents the directorial debut by China’s writer-celebrity Han Han. A prominent author, blogger, professional rally racer and now director, Han first made his name as a best-selling novelist in high school and since went on to become one of the most influential writers and thought leaders in contemporary China. Based on an original story Han wrote specifically for his directorial debut, Duckweed stars a young and prominent mainland Chinese cast including Feng Shaofeng, Berlin Chen, Joe Chan and Wallace Chung, and tells the story of three young men yearning for their ideals of life. Since the production began, over 40 million fans have followed Han as he updates news and photos of the film regularly on Weibo, China’s popular microblog site. This highly anticipated title is tentatively slated for a late July release.

•                  Bride Wars, a Bona—Fox cooperation, is expected to start principal photography in late June. Based on the successful 2009 Fox comedy with the same title, this new take on Bride Wars borrows the proven story structure but is tailored to the taste of today’s young domestic Chinese audience. Directed by Tony Chan and starring Angelababy and Ni Ni, two of China’s most popular young actresses today, the project combines Fox’s international production experience and Bona’s local market expertise to create a high-quality romantic comedy and is expected to become a big crowd-pleaser. This cooperation represents an important milestone for Bona and is tentatively scheduled for an early 2015 release.

•      Successfully received regulatory approvals and quotas to distribute two foreign films — Non-Stop and Pompeii, with a third film, 12 Years A Slave, currently going through regulatory approval process. All three films are currently under the final editing and translation process and are tentatively slated for the second and third quarters depending on their respective progress.

•      Additional major films undergoing post-production include The White Haired Witch, My Geeky Nerdy Buddies (formerly titled Daydream Believer), The Grandmasters 3D (North American edition), Insanity, The Dead End (formerly titled Sunspot), I Am Somebody and The Taking of Tiger Mountain.

•      Additional major films undergoing production and pre-production include The Sword Master, Secret Treasure (tentative name) and The Man from Macau 2.

•      In April 2014, Bona’s The Grandmaster and Unbeatable together won a record-breaking 13 top awards at the 33rd Hong Kong Film Awards, including Best Film, Best Director and Best Actress, marking a ground-breaking achievement for any film company in this prestigious award’s history.

•      Started the final construction and decoration phase for two new theater locations in Sanya and Ningbo Beilun. Eight additional new theater locations are about to enter the construction stage later this year, making us well positioned to open six to ten new theaters by the end of 2014.

First Quarter 2014 Financial Results

Net Revenues

	1Q14	1Q13	Y-o-Y%
Net Revenues (US$mm)	56.6	43.3	30.7%

Net revenues for the first quarter of 2014 increased 30.7% year-over-year to US$56.6 million. The increase in net revenues was primarily attributable to an increase in revenues from the Company’s movie theater and film distribution segments, due to the strong box office performance by the Company’s film The Man from Macau.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	39.1	(0.2)	17.7	0.0	—	56.6
Intersegment Revenues (US$mm)	0.9	14.0	—	—	(14.9)	—
Total Net Revenues (US$mm)	40.0	13.8	17.7	0.0	(14.9)	56.6

Net revenues from film distribution totaled US$40.0 million. During the first quarter of 2014, Bona distributed three new films— Horseplay, The Man from Macau, and The Mortal Instruments: City of Bones.

Net revenues from film investment and production were US$13.8 million, mainly derived from Bona’s investments in films released in the first quarter of 2014.

Net revenues from the movie theater segment increased to US$17.7 million. The increase was mainly due to the increase in the number of theaters and screens from the Company’s expansion strategic efforts.

Gross Profit and Gross Margin

	1Q14	1Q13	Y-o-Y%
Gross Profit (US$mm)	23.1	14.8	56.2%
Gross Margin	40.8%	34.1%	—

For the first quarter of 2014, gross profit increased to US$23.1 million from US$14.8 million in the first quarter of 2013. The year-over-year increase in gross profit was primarily attributable to strong performance from the Company’s film distribution segment and the expansion of movie theaters.

Segment Profit3 and Segment Margin

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	9.4	0.4	10.3	0.0	20.1
As % of Total Segment Profit	46.7%	2.1%	51.1%	0.1%	100.0%
Segment Margin	23.4%	3.1%	58.1%	100.0%	35.4%

Segment margin for the Company’s film distribution segment slightly increased to 23.4% in the first quarter of 2014, compared with 23.1% in the first quarter of 2013.

Segment margin from the Company’s investment and production business decreased to 3.1% in the first quarter of 2014, compared with a segment margin of 4.8% in the first quarter of 2013. The decrease in segment margin in this business was mainly due to the higher profit margin from the sale of the Company’s TV series The King’s Battle in the first quarter of 2013.

Segment margin from the Company’s movie theater business slightly increased to 58.1% in the first quarter of 2014, compared with 57.2% in the first quarter of 2013.

Operating Income and Operating Margin

	1Q14	1Q13	Y-o-Y%
Operating Expenses (US$mm)	21.4	14.7	45.5%
Operating Income (US$mm)	3.6	0.7	444.2%
Operating Margin	6.3%	1.5%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 45.5% to US$21.4 million from US$14.7 million in the first quarter of 2013. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the first quarter of 2014, as well as an increase in general and administrative expenses due to the Company’s expansion in the movie theater segment.

Operating income for the first quarter of 2014 increased 444.2% year-over-year to US$3.6 million from US$0.7 million in the first quarter of 2013. First quarter 2014 operating margin was 6.3% compared to 1.5% in the first quarter of 2013. The year-over-year increase in operating margin was primarily due to the strong performance of The Man From Macau.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	1Q14	1Q13
Net Income Attributable to Bona Film Group Limited (US$mm)	1.4	0.5
Net Income Attributable to Bona Film Group Limited per Basic and Diluted ADS (US$)	0.02	0.01

	1Q14	1Q13
Non-GAAP Net Income (US$mm)	2.0	1.2
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic and Diluted ADS (US$)	0.04	0.03

Excluding share-based compensation expense of US$0.9 million and US$1.0 million for the first quarters of 2014 and 2013, respectively, non-GAAP net income for the first quarter of 2014 was US$2.0 million, compared with non-GAAP net income of US$1.2 million in the first quarter of 2013.

	1Q14	1Q13
Adjusted EBITDA, non-GAAP (US$mm)	4.2	3.1

Adjusted EBITDA, non-GAAP, in the first quarter of 2014 was US$4.2 million, compared with adjusted EBITDA, non-GAAP of US$3.1 million in the first quarter of 2013.

3  Segment profit is gross profit less film participation expenses and add equity in earnings of equity method investments by segment for the periods indicated.

Cash and Cash Flow

As of March 31, 2014, Bona had cash and cash equivalents and restricted cash totaling US$90.1 million, compared with US$63.4 million as of December 31, 2013. Net cash used in operating activities for the first quarter of 2014 was approximately US$23.0 million, compared with net cash generated from operating activities of US$2.5 million for the first quarter of 2013. The change in cash flow from operations was mainly attributable to the increase in investment in films scheduled for release in 2014.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the second quarter of 2014 to be in the range of US$2.5 million to US$3.0 million.

“I believe that Bona is poised to leverage its leading industry position, rich production resources, integrated business model and support from resourceful shareholders to thrive as a new-age film company. With the film fund in place, we’ve made a series of high-profile investments with great box office potential, including The Taking of Tiger Mountain, The White Haired Witch and I Am Somebody. Moreover, our recent announcements on such highly anticipated projects as Duckweed, Bride Wars and My Geeky Nerdy Buddies exemplify the Company’s readiness to quickly adjust to the changing market environment and our dedication to capture today’s young audience. Given the strong film slate, I am confident that we will continue the strong box office growth rate of 2013 and hit a new record in 2014,” concluded Mr. Yu.

Board Member Resignation

The Company also announced that Dr. Jack Q. Gao, Senior Vice President of News Corporation has resigned from the Company’s Board, effective May 16, 2014.

“I would like to thank Dr. Gao for his important contributions to Bona, both strategically and operationally. We greatly valued his support and advice and look forward to the continued close working relationship with 21st Century Fox,” said Mr. Yu.

First Quarter 2014 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, May 29, 2014 (8:00 a.m. Beijing/Hong Kong Time on Friday, May 30, 2014). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701
Hong Kong Toll Free: 800-903-737
China, Domestic: 400-120-0654
International: +65-6723-9385

The conference ID # is 44157084.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended March 31
	2014	2013

Net revenue	56,603	43,313
Cost of revenue	33,508	28,525
Gross profit	23,095	14,788

Film participation expenses	4,530	165
Selling and marketing expenses	4,260	2,608
General and administrative expenses	12,656	11,968
Total operating expenses	21,446	14,741

Government subsidies	438	612
Equity in earnings of equity method investments	1,499	—
Operating income	3,586	659

Interest income from bank deposit	243	(32)
Interest expenses	(327)	(403)
Exchange loss	(1,822)	(53)
Other income	71	71
Income before income tax	1,751	242

Provision for income taxes	613	48
Net income	1,138	194

Less: Net loss attributable to the noncontrolling interests	(222)	(354)

Net income attributable to Bona Film Group Limited	1,360	548

Net income attributable to Bona Film Group Limited per ADS
Basic	0.02	0.01
Diluted	0.02	0.01

Weighted average shares used in calculating net income per ordinary share
Basic	30,219,574	29,742,503
Diluted	31,119,736	30,288,605

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in thousands of U.S. dollars)

	Three-months ended March 31
	2014	2013

Net income	1,138	194
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(3,086)	316
Comprehensive (loss) income	(1,948)	510
Less: comprehensive loss attributable to the noncontrolling interests	(228)	(351)
Comprehensive (loss) income attributable to Bona Film Group Limited	(1,720)	861

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	March 31,	December 31,
	2014	2013

Cash and cash equivalents	49,670	32,684
Restricted cash	40,435	30,728
Accounts receivable, net of allowance for doubtful accounts	60,626	39,409
Prepaid expenses and other current assets	17,743	17,326
Amount due from related parties	315	510
Current deferred tax assets	732	973
Inventories	316	313
Total current assets	169,837	121,943

Distribution rights	9,399	6,554
Production costs	158,984	142,245
Prepaid film costs	4,404	4,406
Property and equipment, net	60,867	63,679
Acquired intangible assets, net	2,346	2,452
Non-current deferred tax assets	482	510
Cost method investments	1,477	1,479
Equity method investments	26,241	26,278
Goodwill	49,218	50,540
Long-term prepaid expenses	22	—
Total assets	483,277	420,086

Accounts payable	34,002	24,540
Accrued expenses and other current liabilities	37,017	32,635
Amounts due to related parties	5,161	5,886
Income tax payable	5,186	6,460
Bank borrowings	84,728	60,704
Other borrowings	2,404	4,126
Current film participation financing liabilities with unrelated parties	7,268	7,117
Current film participation financing liabilities with related party	50,557	36,705
Total current liabilities	226,323	178,173

Bank borrowings	20,000	20,000
Deferred income	1,268	1,359
Non-current film participation financing liabilities with related party	31,610	17,675
Non-current deferred tax liabilities	—	23
Total liabilities	279,201	217,230

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,368,555 shares issued and outstanding as of March 31, 2014 and 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013.)	15	15
Additional paid-in capital	185,146	182,782
Statutory reserves	3,534	3,534
Accumulated profit	6,576	5,216
Accumulated other comprehensive income	6,434	9,513
Total Bona Film Group Limited’s equity	201,705	201,060

Noncontrolling interests	2,371	1,796
Total equity	204,076	202,856

Total liabilities and equity	483,277	420,086

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended March 31
	2014	2013

Net income	1,138	194

Adjustment for share-based compensation	886	1,037

Adjusted net income (non-GAAP)	2,024	1,231

Adjustment for interest	84	435
Adjustment for taxes	613	48
Adjustment for depreciation & amortization	1,434	1,394

Adjusted EBITDA (non-GAAP)	4,155	3,108